Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, James A. Israel, President of Deere Credit Services, Inc., certify:

A review of Deere Credit Services, Inc.’s activities for the period from November 1, 2012 through October 31, 2013 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of September 5, 2012 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2012-B has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 8, 2014	Deere Credit Services, Inc.

	By	/s/ James A. Israel
James A. Israel
President